UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

c/o Norton Rose Fulbright Canada, LLP,
222 Bay Street, Suite 3000,
PO Box 53, Toronto ON M5K 1E7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 18, 2023, Aeterna Zentaris Inc. (“Aeterna”) filed a Material Change Report on Canada’s System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) with respect to its previously announced intent to consummate a Plan of Arrangement with Ceapro Inc. (“Ceapro”) to an Arrangement Agreement, dated as of December 14, 2023 (the “Arrangement Agreement”), between Aeterna and Ceapro. A copy of the Material Change Report is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On the same day, Aeterna filed the Arrangement Agreement and certain Lock-Up Agreements entered into in connection with the Plan of Arrangement with SEDAR. Copies of the Arrangement Agreement and Lock-Up Agreements are attached hereto as Exhibits 99.2 through 99.14 and are incorporated herein by reference.

On December 18, 2023, Aeterna issued a Notice of Meeting and Record Date to NASDAQ and to Canadian Securities Regulatory Authorities. Copies of the Notices of Meeting and Record Date are attached as Exhibits 99.15 and 99.16 and are incorporated herein by reference.

This report on Form 6-K and Exhibits 99.2, 99.15 and 99.16 included with this report on Form 6-K are hereby incorporated by reference into Aeterna’s Registration Statements on Forms S-8 (No. 333-224737, No. 333-210561 and No. 333-200834) and Form F-3 (No. 333-254680) (collectively, the “Registration Statements”) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. The information contained on the websites referenced in Exhibit 99.1 included with this report on Form 6-K is not incorporated by reference or deemed to be a part of this report on Form 6-K or any of the Registration Statements.

This report on Form 6-K, including the exhibits attached hereto and incorporated herein by reference, and the information contained herein and therein are not, and do not, constitute an offer to sell any securities or a solicitation of an offer to buy any securities in the United States or any other state or jurisdiction. No sale of securities or solicitation of an offer to buy any securities will be made in the United States or in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful absent registration or qualification under the securities laws thereof. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Aeterna that will contain detailed information about Aeterna and its management, as well as financial statements.

Forward-Looking Statements

The information in this report on Form 6-K and the exhibits attached hereto and incorporated herein by reference include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

Forward-looking statements include, but are not limited to, the ability of Aeterna and Ceapro to successfully consummate the Plan of Arrangement pursuant to the Arrangement Agreement within the time expected or at all and, if completed, the anticipated benefits and synergies as well as the assets, cost structure, financial position, cash flows and growth prospects of the combined company. Factors that could cause actual results or outcomes to differ materially from expectations include, among others, failure of Aeterna or Ceapro to receive shareholder approval, regulatory approval and securities exchange approvals, including from the Nasdaq, the Toronto Stock Exchange and the TSX Venture Exchange. Additional factors that could cause actual results to differ materially include those risks identified in Item 3. “Key Information – Risk Factors”) contained in Aeterna’s most recent Annual Report on Form 20F filed with the U.S. Securities and Exchange Commission (the “SEC”) and its other filings and submissions from time to time with the SEC, which are available on Aeterna’s website located at www.aeterna.com.

We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Aeterna and/or Ceapro, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless required by law to update these statements, we will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

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DOCUMENTS INDEX

Exhibit	Description
99.1	Material Change Report dated December 18, 2023
99.2	Arrangement Agreement dated December 14, 2023
99.3	Aeterna Zentaris Lock-Up Agreement dated December 14, 2023 (G. Gagnon)
99.4	Aeterna Zentaris Lock-Up Agreement dated December 14, 2023 (R. Miller)
99.5	Aeterna Zentaris Lock-Up Agreement dated December 14, 2023 (W. Li)
99.6	Aeterna Zentaris Lock-Up Agreement dated December 14, 2023 (U. Kosciessa)
99.7	Aeterna Zentaris Lock-Up Agreement dated December 14, 2023 (G. Foster)
99.8	Aeterna Zentaris Lock-Up Agreement dated December 14, 2023 (S. Prefontaine)
99.9	Ceapro Lock-Up Agreement dated December 14, 2023 (C. Egbert)
99.10	Ceapro Lock-Up Agreement dated December 14, 2023 (D. Turpin)
99.11	Ceapro Lock-Up Agreement dated December 14, 2023 (G. Gagnon)
99.12	Ceapro Lock-Up Agreement dated December 14, 2023 (G. La Fratta)
99.13	Ceapro Lock-Up Agreement dated December 14, 2023 (K. Paulini)
99.14	Ceapro Lock-Up Agreement dated December 14, 2023 (P. Edwards)
99.15	Notice of Meeting Record Date dated December 18, 2023 (NASDAQ)
99.16	Notice of Meeting Record Date dated December 18, 2023 (Canadian Securities Regulatory Authorities)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: December 21, 2023	By:	/s/ Giuliano La Fratta
Giuliano La Fratta
Chief Financial Officer

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